ZEV VENTURES, INC.

August 4, 2016

Via Edgar

Re:	Zev Ventures, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed July 18th, 2016

File No. 333-205271

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated July 28th, 2016 concerning Zev Ventures, Inc. and the amended registration statement on Form S-1 referenced above (the “Company”).

Certain Relationships and Related Transactions, page 22

1.	Regarding the loan that Zev Turetsky made to the company, please disclose the amount outstanding as of the latest practicable date and the amount of principal paid. We note that you have provided disclosure only as of March 31, 2016. Please refer to Item 404(a)(5) of Regulation S-K. We also note that the loan amount disclosed on page 23 is lower than the related party loan amounts found in many parts of the financial statements and notes thereto. Please reconcile these disclosures or tell us why this is not necessary.

We have adjusted the loan amount to be the latest practicable date and confirmed that we have noted the amount to be consist with the financials.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:	William Eilers, Eilers Law Group, P.A.